Filed by Corporate Technology Development, Inc.
            Pursuant to Rule 425 Under the Securities Act of 1933
           Subject Company: Corporate Technology Development, Inc.

                                            Commission File Number:  132-_____


For Immediate Release
(Monday, September 24, 2001)

Contacts

Corporate Technology Development:
Steve H. Kanzer
President and CEO
Tel.:  (305) 777-2258

Nicholas Stergiopoulos
Director of Business Development
Tel.:  (305) 777-2258


                            PHASE III DRUG CANDIDATE
                        RECEIVES ORPHAN DRUG DESIGNATION:
             Provides for further proprietary protection for use
               of orBecTM to prevent graft-versus-host disease


MIAMI, Florida, September 24, 2001 (Business Newswire) --- Corporate Technology Development, Inc. ("CTD") announced today that the U.S. Food and Drug Administration (the "FDA") recently granted Enteron Pharmaceuticals, Inc. ("Enteron"), its majority-owned subsidiary, an Orphan Drug Designation for use of orBecTM to prevent graft-versus-host disease, or "GVHD," a life-threatening complication that affects the skin, liver, and gastrointestinal tract following bone marrow transplants.

This is the second orphan drug designation that Enteron has received for orBec(TM) from the FDA. orBecTM previously received a designation to treat intestinal GVHD; this is the subject of an ongoing pivotal multi-center phase III clinical trial. The FDA has also granted orBecTM "fast track" status for treatment of intestinal GVHD; this can expedite the review process.

orBec(TM) is an oral dual-release formulation of beclomethasone dipropionate, or "BDP," a potent site-active corticosteroid drug. BDP has previously been approved by the FDA, and it is currently being sold by GlaxoSmithKline, as Beconase(R), in an inhaled and nasal formulation for treatment of asthma, allergic rhinitis, and nasal polyposis. orBec(TM) allows larger doses of BDP to be delivered to the afflicted gastrointestinal area without systemic side effects associated with other steroids used to treat GVHD.

According to the National Bone Marrow Transplant Registry, 12,748 allogeneic bone marrow transplants (transplants of blood or bone marrow cells from another person) were performed worldwide during the first half of 2001. Bone marrow transplants are used to treat various types of cancer, including leukemia, as well as several diseases of the immune and hematopoietic system. Despite the clinical success of such transplants, a significant number of patients experience GVHD and other side effects, making bone marrow transplants a high-risk, life-threatening procedure. Currently, there is no effective FDA-approved regimen to prevent GVHD from occurring. Preventing GVHD could reduce substantially the morbidity and mortality of bone marrow transplants, which in turn might allow the procedure to be applied to numerous malignant and genetic disorders.

The function of the FDA's Orphan Products Division is to encourage research and development of new therapies for rare diseases, where there is an unmet medical need. As a designated Orphan Drug, orBecTM is eligible for certain tax benefits based upon clinical development costs, as well as assistance from the FDA in guiding the drug through the regulatory approval process. This designation gives Enteron the opportunity to obtain four to seven years of additional market exclusivity for orBecTM from when the drug is approved for use in preventing GVHD.

Colin Bier, CTD's Chairman, commented, "We are pleased that the FDA has approved Enteron's application for an orphan drug designation for orBecTM. We believe there is a substantial unmet medical need and market opportunity for an effective and well-tolerated method for preventing GVHD. Moreover, we are planning to continue developing orBecTM for other diseases of the gastrointestinal tract."


CTD

Founded in early 1998, CTD is a development-stage specialty pharmaceutical company that develops novel formulations of FDA-approved drugs for new therapeutic indications. CTD has two products in clinical development. For further information regarding CTD, please visit CTD's website located at www.corpdevelop.com.

In August 2001, CTD announced that it had entered into a definitive merger agreement with Endorex Corporation (Amex: DOR) of Lake Forest, IL, in which Endorex will acquire CTD, subject to shareholder approval by each company and certain other conditions.

Investors are advised to read the registration statement on Form S-4, the related joint proxy statement/prospectus and other documents relating to the merger that will be filed by Endorex with the Securities and Exchange Commission. These documents will contain important information about Endorex, CTD, the transaction, and related matters. Investors may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Endorex with the SEC at the SEC's website at www.sec.gov. These documents may also be obtained from Endorex by directing a request by mail to Endorex Corporation, 28101 Ballard Drive, Suite F, Lake Forest, IL 60045, tel: (847) 573-8990 or from CTD by directing a request by mail to CTD at 1680 Michigan Avenue, Suite 700, Miami, Florida 33139, tel.: (305) 777-2258.